PHILLIPS NIZER LLP

666 FIFTH AVENUE

NEW YORK, NEW YORK 10103

                                                     February 27, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	H. Christopher Owings, Esq.
Mail Stop 3561

Re:	Star Gas Partners, L.P.
Registration Statement on Form S-3
Filed January 18, 2006
File No. 333-131098
Form 10-K for the Year Ended September 30, 2005
Filed December 13, 2005
File No. 1-14129

Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership (“Star Gas Partners” or the “Partnership”), we have set forth below Star Gas Partners’ proposed response to the Staff’s comment letter dated February 14, 2006 to the above referenced registration statement on Form S-3 and annual report on Form 10-K. Each of the Staff’s comments has been reproduced (in bold) below and is immediately followed by the Partnership’s response thereto.

Star Gas Partners intends to file an amendment to the Form S-3 and Form 10-K once the Staff confirms that the proposed responses to the Staff’s comments are acceptable to the Staff.

Form S-3 Filed on January 18, 2006

Summary Consolidated Historical Financial and Operating Data, page 14

1.	Please revise to present cash distribution declared per junior subordinated unit and general partner unit.

We have set forth on Exhibit 1 hereto Star Gas Partners’ proposed changes to page 14 of Form S-3 in response to the Staff’s comment.

Unaudited Condensed Pro Forma Financial Information, page F-1

Pro Forma Condensed Consolidated Statement of Operations, page F-3

2.	Please revise to present net income (loss) allocated to each ownership class and on a per unit basis for each class.

Guidance in SAB Topic 4: F. requires that the equity section of the partnership’s balance sheet distinguish between amounts ascribed to each of the ownership classes, equity of the general partner and the limited partners. In addition it requires that “income statements be presented in a manner which clearly shows the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount to the limited partners.” We believe that SAB Topic 4:F. requires aggregation of amounts for two classes (i) general partners and (ii) limited partners. A further disaggregating of limited partners units into sub-classes is not contemplated, nor do we believe it is the intent of SAB Topic 4:F.

Net income allocated to the limited partners is calculated and disclosed on page F-3 of the Pro forma Condensed consolidated Statement of Operations. Income (loss) on a per unit basis for the sub-classes of limited partner units is the same per unit amount currently disclosed for all limited partnership units.

We understand, based upon a telephone conversation with Mr. William Thompson of the Staff on February 22, 2006, that the foregoing response is acceptable to the Staff.

Form l0-K for the Year Ended September 30, 2005

Selected Historical Financial and Operating Data, page 23

3.	Please disclose cash distribution declared per junior subordinated unit and general partner unit.

We have set forth on Exhibit 3 hereto Star Gas Partners’ proposed changes to page 23 of Form 10-K for the year ended September 30, 2005 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Contractual Obligations and Off-Balance Sheet Arrangements, page 44

4.	In future filings, please include long-term liabilities reflected on your balance sheet, obligations under employment agreements and estimated contributions to your employee benefit plans for the succeeding year in the table together with appropriate footnote disclosures. Please refer to Item 303(a)(5) of Regulation S-K.

Star Gas Partners will conform future filings, per your recommendations.

Item 9A. Controls and Procedures, page 48

5.	We note that you state that your disclosure controls and procedures “...are functioning effectively to provide reasonable assurance that the information required to be disclosed...is recorded, processed, summarized and reported within the time periods specified...” In future filings, please also disclose whether information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rules 13a-15(e) and 15d-15(e).

Star Gas Partners will conform future filings, per your recommendations. In addition, Star Gas Partners intends to make this change to the amended fiscal 2005 10-K. See Exhibit 5.

Exhibit 31.1

6.	We note that you have filed combined Exhibits 31.1 and 31.2 for Star Gas Partners, L.P. and Star Gas Finance Company. In future filings, please file separate certifications for each company.

Star Gas Partners will conform future filings, per your recommendations. In addition, Star Gas Partners intends to make this change to the amended fiscal 2005 10-K.

7.	In future filings, please omit “annual” from paragraphs 2-4. Refer to Item 601 (b)(31)(i) of Regulation S-K.

Star Gas Partners will conform future filings, per your recommendations. In addition, Star Gas Partners intends to make this change to the amended fiscal 2005 10-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

8.	Please tell us whether there are any items included in prepaid expenses and other current assets that exceed 5% of total current assets that are not disclosed in the notes to your financial statements. Please also tell us whether there are any items included in accrued liabilities that exceed 5% of current liabilities that are not disclosed in the notes to your financial statements. If there are items in these balance sheet captions that should be disclosed separately in the statement or in the notes to the financial statements in accordance with Rules 5-02(8) and 5-02(20) of Regulation S-X, please do so in future filings.

At September 30, 2005, there was one item included in prepaid expenses and other current assets that exceeded 5% of total current assets. This item represented the fair value of our outstanding derivative positions and totaled $35.1 million at September 30, 2005.

At September 30, 2004 two items were included in prepaid expenses and other current assets that exceeded 5% of total current assets; (i) the fair value of our derivative instruments totaling $29.4 million and prepaid pension cost (excess contributions over net pension cost) totaling $14.8 million.

Disclosure of the fair value of derivative instruments included in other current assets as of

September 30, 2005 is disclosed in note 7 on page F-18 of the financial statements. Separate disclosure of the prepaid portion of our pension funding or the fair value of derivative instruments at September 30, 2004 is not separately disclosed in the financial statements or the notes thereto.

At September 30, 2005, and 2004 there was one item included in accrued liabilities that exceeded 5% of total current liabilities. This liability represented reserves for the self-insurance portion of worker’s compensation, auto and general liability claims and totaled approximately $33.8 million and $31.4 million respectively.

Disclosure of the insurance reserves at September 30, 2005 is made in “Critical Accounting Estimates” on page 47.

In future filings, Star Gas Partners will provide more prominent disclosure in the notes to the financial statements in accordance with rules 5-02(8) and 5-02(20) of Regulation S-X.

Consolidated Statements of Operations, page F-5

9.	Please revise to show the amount of net income (loss) allocated to each ownership class and to disclose net income (loss) on a per unit basis for each ownership class. Please also revise your disclosure in Note 19 to the financial statements as appropriate. In addition, please disclose how net income (loss) is allocated to each ownership class in the notes to the financial statements. Please refer to SAB Topic 4:F.

Guidance in SAB Topic 4: F. requires that the equity section of the partnership’s balance sheet distinguish between amounts ascribed to each of the ownership classes, equity of the general partner and the limited partners. In addition it requires that “income statements be presented in a manner which clearly shows the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount to the limited partners.” We believe that SAB Topic 4:F. requires aggregation of amounts for two classes (i) general partners and (ii) limited partners. A disaggregating of limited partners units into sub-classes is not contemplated nor do we believe it is the intent of SAB Topic 4:F.

Net income allocated to the limited partner’s sub classes is calculated and disclosed in the Statement of Partnership’s Capital (page F-7). Income (loss) on a per unit basis for the sub-classes of limited partner units is the same amount currently disclosed for all limited partnership units.

We understand, based upon a telephone conversation with Mr. William Thompson of the Staff on February 22, 2006, that the foregoing response is acceptable to the Staff.

In addition, in accordance with the request of Mr. Thompson, Star Gas Partners intends to revise footnote (3) to the financial statements in the manner set forth on Exhibit 9 hereto.

Consolidated Statements of Cash Flows, page F-8

10.	We note that you reported net cash provided by (used in) discontinued operations as a separate line item. The statement should report cash flows provided by or used by operating, investing and financing activities. Please revise to report cash flows from discontinued operations within each category. In doing so, you may combine cash flows from discontinued operations with cash flows from continuing operations within each category, identify cash flows from discontinued operations within each category, identify cash flows from discontinued operations for each category and present separately or identify operating cash flows from discontinued operations with the operating category only. Please refer to paragraph 26 of FAS 95 and footnote 10 thereto.

We have set forth on Exhibit 10 hereto Star Gas Partner’s proposed response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-9

Revenue Recognition, page F-10

11.	Please tell us how you measure and account for losses on heating oil equipment service contracts and residential protected price contracts. In doing so, please tell us how you group contracts to determine whether a loss exists and how you determine any offsetting net gains on hedged residential protected price contracts reclassified into earnings. In addition, please disclose your loss recognition accounting policies in future filings. Please refer to FTB 90-1 and paragraph 35 of FAS 133.

Heating oil equipment service contracts

Star Gas Partners groups all its service agreements into one group as these agreements cover the repair and maintenance of only home heating oil systems. Star Gas Partners does not service any other types of equipment and believe the repair and maintenance of home heating oil equipment to be both a homogeneous product and one revenue stream. The service agreements do not make any differentiation by manufacturer and servicemen are trained to service different types of home heating oil equipment. These service agreements cover an annual period, are billed at the inception of the agreement and revenue is recognized on a straight-line basis over a twelve-month period as the Partnership has the obligation to service the equipment over the contractual twelve months. These service agreements do not guarantee a minimum amount of service. Direct costs, including service labor and related benefits, sub-contractor expense, and replacement parts are charged to expense when incurred. Indirect costs such as service van repairs, service van lease expense and vehicle fuels are also charged to expense when incurred. For fiscal 2005, Star Gas Partners did not experience any meaningful loss on these service contracts, as revenue recorded was $18.4 million and exceeded direct cost incurred by $4.2 million. After indirect costs, the Partnership experienced a slight loss of $89,000, or approximately $0.24 per service agreement. This slight loss was not anticipated and is deemed inconsequential to our consolidated financial statement. Star Gas Partners believes that this slight loss was due to colder than expected temperatures experienced in January 2005, which resulted in additional service calls and greater expenses than originally estimated when the agreements were priced. For fiscal 2006, the Partnership expects to generate a profit on these service agreements after indirect costs.

In future filings Star Gas Partners will disclose its loss recognition policy for equipment service contracts as part of our “Summary of Significant Accounting Policies.” This policy is consistent with the guidance of FTB 90-1. To the extent that Star Gas Partners anticipates future costs for fulfilling our contractual obligations under our service equipment agreements to be greater than the related deferred revenue for these contracts Star Gas Partners will recognize a loss in current period earnings equal to the amount that anticipated future costs exceed related deferred revenue.

Residential protected price contracts

Residential protected price contracts are executed for a term of one year and the fixed price offered a customer is based on a weighted average wholesale supply cost based on the NYMEX plus its normal profit margin and fees. Therefore at inception these contracts are anticipated to provide revenue that covers: (i) out-of-pocket costs to fulfill delivery requirements under the contract, plus (ii) a normal profit margin.

When these contracts are executed (they are executed at various times throughout the year, on a one year anniversary basis) the Partnership simultaneously purchase a long position for the purchase of fuel oil at a fixed price, equal to the weighted average market price used to calculate the fixed price quote to the customer, to be delivered ratably over the term of the protected price contract, based on a monthly heating curve. The Partnership treats these purchases of derivative products as cash flow hedges against a forecasted transaction. The forecasted transaction is the future purchase of heating oil. The Partnership reclassifies any gains (or losses) on these derivative instruments to earnings when the derivative instrument expires or is settled which coincides with (triggers) the purchase of heating oil for delivery to customers for these protected-price contracts.

Due to the fact that the Partnership hedges its future supply of heating oil that it anticipates purchasing for delivery to price protected customers at a fixed price that guarantees it a gross profit, it will always have a known gross profit as a result of these contracts.

Paragraph 35 of FAS 133 suggests that “If under existing requirements in GAAP, an impairment loss is recognized on an asset or an additional obligation is recognized on a liability to which a hedged forecasted transaction relates, any offsetting gain or loss in AOCI should be reclassified into the P & L,”

These protected-price contracts do not represent assets or liabilities on the Partnership’s balance sheet, and as such, an assessment of impairment would not be relevant.

In future filings, to the extent that the Partnership has hedges on assets or liabilities where mark-to-market gains or losses on related hedges are being carried in AOCI, it will disclose its loss recognition policy with respect to potential impairment as part of our “Summary of Significant Accounting Policies.” As of September 30, 2005 and 2004 all derivative gains and losses in AOCI specifically relate to the effective portion of cash flow hedges on forecasted transactions.

Note 10- Long-Term Debt and Bank Facility Borrowings, page F-21

12.	We note that the revolving credit facility imposes certain restrictions on the ability of the heating oil segment to pay distributions. Please tell us the nature of the restrictions and provide us your calculation of restricted net assets of the heating oil segment as of the most recent balance sheet date. If restricted net assets exceed 25% of consolidated net assets as of the end of the most recent year please disclose the information required by Rule 4-08(c)(3) of Regulation S-X and file Schedule I required by Rule 5-04 of Regulation S-X.

The Credit Agreement contains restrictions on the payment of dividends by Petro to Star Gas, the most significant of which are as follows:

(i) Unless after giving pro forma effect to any distribution either (a) availability would be no less than $25 million during the 12 month period preceding the distribution or (b) the fixed charge coverage ratio would be no less than 1.25 to 1, Petro could not distribute amounts necessary to pay interest on our senior notes.

(ii) Unless after giving pro forma effect to any distribution both (a) availability would be no less than $40 million during the 12 month period preceding the distribution and (b) the fixed charge coverage ratio under the indenture governing our senior notes would be no less than 1.75 to 1, Petro could not distribute amounts to make distributions to our unit holders or, except as noted in the next sentence, for any other purpose.

Notwithstanding the above, so long as there is no event of default there is no restriction on (i) distributions necessary to redeem our senior notes due to the sale of our propane segment or (ii) up to $10 million in distributions necessary to pay overhead expenses.

As of September 30, 2005, availability was in excess $25 million during the preceding 12- month period, so that there was no restriction on dividends necessary to pay interest on our senior notes. We were, however, restricted from other distributions since while pro forma availability during the preceding 12 months was in excess of $40 million, the fixed charge coverage ratio under the Credit Facility was only .56 to 1.

We have set forth on Exhibit 12 hereto, new disclosure that will be inserted into note 10 of the fiscal 2005 financial statements in accordance with Rule 4.08(e)(3)(i), and (ii) of Regulation S-X.

In addition, Star Gas Partners intends to file Schedule I, in accordance with Rule 5-04 of Regulation S-X, with the amendment to the fiscal 2005 Form 10-K.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned (212-841-0700) or my colleague, Stephanie Evenchick (212-841-0544).

Very truly yours,

/s/ Brian Brodrick
Brian Brodrick

cc:  Star Gas Partners, L.P.

EXHIBIT 1

Summary Consolidated Historical Financial and Operating Data

The following table sets forth our summary consolidated financial information that has been derived from our audited consolidated statements of operations and cash flows for each of the years ended September 30, 2003, 2004 and 2005 and our consolidated balance sheets as of September 30, 2004 and 2005 included in our Annual Report on Form 10-K incorporated by reference in this prospectus. You should read this financial information in conjunction with “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

The information set forth below is not necessarily indicative of our future results or financial position.

	Fiscal Years Ended September 30,
(in thousands, except per unit data)	2003	2004	2005
Statement of Operations Data:
Sales	$1,102,968	$1,105,091	$1,259,478
Costs and expenses:
Cost of sales	793,543	799,055	983,779
Delivery and branch expenses	217,244	232,985	231,581
Depreciation and amortization expenses	35,535	37,313	35,480
General and administrative expenses	39,763	19,937	43,418
Goodwill impairment charge	—	—	67,000

Operating income (loss)	16,883	15,801	(101,780)
Interest expense, net	(29,530)	(36,682)	(31,838)
Amortization of debt issuance costs	(2,038)	(3,480)	(2,540)
Gain (loss) on redemption of debt	212	—	(42,082)

Loss from continuing operations before income taxes	(14,473)	(24,361)	(178,240)
Income tax expense	1,200	1,240	696

Loss from continuing operations	(15,673)	(25,601)	(178,936)
Income (loss) from discontinued operations, net of income taxes	19,786	20,276	(4,552)
Gain (loss) on sales of discontinued operations, net of income taxes	—	(538)	157,560
Cumulative effects of change in accounting principle for discontinued operations:
Adoption of SFAS No. 142	(3,901)	—	—

Net income (loss)	$212	$(5,863)	$(25,928)

Weighted average number of limited partner units:
Basic	32,659	35,205	35,821
Diluted	32,767	35,205	35,821

Per Unit Data:
Basic and diluted loss from continuing operations per unit(a)	$(0.48)	$(0.72)	$(4.95)
Basic and diluted net income (loss) per unit(a)	$0.01	$(0.16)	$(0.72)
Cash distribution declared per common unit	$2.30	$2.30
Cash distribution declared per senior sub. unit	$1.65	$1.73	$—
Cash distribution declared per junior sub. unit	$1.15	$—	$—
Cash distribution declared per general partner unit	$1.15	$—	$—

Balance Sheet Data (end of period):
Current assets	$211,109	$234,171	$311,432
Total assets	$975,610	$960,976	$629,261
Long-term debt	$499,341	$503,668	$267,417
Partners’ Capital	$189,776	$169,771	$145,108

	Fiscal Years Ended September 30,
(in thousands, except per unit data)	2003	2004	2005

Summary Cash Flow Data:
Net cash provided by (used in) operating activities	$15,365	$13,669	$(54,915)
Net cash provided by (used in) investing activities	$(48,395)	$6,447	$467,431
Net cash provided by (used in) financing activities	$48,049	$(19,874)	$(306,694)

Other Data:
EBITDA(b)	$52,630	$53,114	$(108,382)
Heating oil segment’s retail gallons sold	567,024	551,612	487,300

(a)	Income (loss) from continuing operations per unit is computed by dividing the limited partners’ interest in income (loss) from continuing operations by the weighted average number of limited partner units outstanding. Net income (loss) per unit is computed by dividing the limited partners’ interest in net income (loss) by the weighted average number of limited partner units outstanding.
(b)	EBITDA from continuing operations should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating our ability to make the minimum quarterly distribution. The working capital facility and the senior notes impose certain restrictions on our ability to pay distributions to unitholders.

The definition of “EBITDA” set forth above may be different from that used by other companies. EBITDA from continuing operations is calculated for the fiscal years ended September 30 as follows:

	Fiscal Years Ended September 30,
Statement of Operations Data (in thousands)	2003	2004	2005
Loss from continuing operations	$(15,673)	$(25,601)	$(178,936)
Plus:
Income tax expense	1,200	1,240	696
Amortization of debt issuance cost	2,038	3,480	2,540
Interest expense, net	29,530	36,682	31,838
Depreciation and amortization	35,535	37,313	35,480

EBITDA from continuing operations	$52,630	$53,114	$(108,382)

Add/(subtract)
Income tax expense	(1,200)	(1,240)	(696)
Interest expense, net	(29,530)	(36,682)	(31,838)
Unit compensation expense (income)	9,001	(4,382)	(2,185)
Provision for losses on accounts receivable	6,601	7,646	9,817
Gain on sales of fixed assets, net	(52)	(281)	(43)
Goodwill impairment charge	—	—	67,000
(Gain)/loss on redemption of debt	(212)	—	42,082
Loss on derivative instruments, net	306	1,673	2,144
Change in operating assets and liabilities	(22,179)	(6,179)	(32,814)

Net cash provided by (used in) operating activities	$15,365	$13,669	$(54,915)

EXHIBIT 3

ITEM 6. SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The selected financial data as of September 30, 2004 and 2005, and for the years ended September 30, 2003, 2004 and 2005 is derived from the financial statements of the Partnership included elsewhere in this Report. The selected financial data as of September 30, 2001, 2002 and 2003 and for the fiscal years ended September 30, 2001 and 2002 is derived from financial statements of the Partnership not included elsewhere in this Report. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Years Ended September 30,
(in thousands, except per unit data)	2001(c)	2002(c)	2003	2004		2005
Statement of Operations Data:
Sales	$767,959	$790,378	$1,102,968		$1,105,091	$1,259,478
Costs and expenses:
Cost of sales	563,803	546,495	793,543		799,055	983,779
Delivery and branch expenses	142,968	174,030	217,244		232,985	231,581
Depreciation and amortization expenses	28,595	40,444	35,535		37,313	35,480
General and administrative expenses	19,374	17,745	39,763		19,937	43,418
Goodwill impairment charge	—	—	—		—	67,000

Operating income (loss)	13,219	11,664	16,883		15,801	(101,780)
Interest expense, net	(20,716)	(23,843)	(29,530)		(36,682)	(31,838)
Amortization of debt issuance costs	(506)	(1,197)	(2,038)		(3,480)	(2,540)
Gain (loss) on redemption of debt	—	—	212		—	(42,082)

Loss from continuing operations before income taxes	(8,003)	(13,376)	(14,473)		(24,361)	(178,240)
Income tax expense (benefit)	1,200	(1,700)	1,200		1,240	696

Loss from continuing operations	(9,203)	(11,676)	(15,673)		(25,601)	(178,936)
Income (loss) from discontinued operations, net of inc. taxes	2,488	507	19,786		20,276	(4,552)
Gain (loss) on sales of discontinued operations, net of inc. taxes	—	—	—		(538)	157,560
Cumulative effects of changes in accounting principles for discontinued operations:
Adoption of SFAS No. 133	(627)	—	—		—	—
Adoption of SFAS No. 142	—	—	(3,901)		—	—

Income (loss) before cumulative effects of changes in accounting principle for continuing operations	(7,342)	(11,169)	212		(5,863)	(25,928)
Cumulative effects of changes in accounting principle for adoption of SFAS No. 133	2,093	—	—		—	—

Net income (loss)	$(5,249)	$(11,169)	$212		$(5,863)	$(25,928)

Weighted average number of limited partner units:
Basic	22,439	28,790	32,659		35,205	35,821
Diluted	22,552	28,821	32,767		35,205	35,821
Per Unit Data:
Basic and diluted loss from continuing operations per unit (a)	$(0.40)	$(0.40)	$(0.48)		$(0.72)	$(4.95)
Basic and diluted net income (loss) per unit (a)	$(0.23)	$(0.38)	$0.01		$(0.16)	$(0.72)
Cash distribution declared per common unit	$2.30	$2.30	$2.30		$2.30	$—
Cash distribution declared per senior sub. unit	$1.98	$1.65	$1.65	.	1.73	$—
Cash distribution declared per junior sub. Unit	$1.73	$1.15	$1.15		$—	$—
Cash distribution declared per general partner unit	$1.73	$1.15	$1.15		$—	$—

Balance Sheet Data (end of period):
Current assets	$185,262	$222,201	$211,109		$234,171	$311,432
Total assets	$898,819	$943,766	$975,610		$960,976	$629,261
Long-term debt	$456,523	$396,733	$499,341		$503,668	$267,417
Partners’ Capital	$198,264	$232,264	$189,776		$169,771	$145,108

Summary Cash Flow Data:
Net Cash provided by (used in) operating activities	$38,078	$18,773	$15,365		$13,669	$(54,915)
Net Cash provided by (used in) investing activities	$(295,885)	$(12,381)	$(48,395)		$6,447	$467,431
Net Cash provided by (used in) financing activities	$263,355	$28,135	$48,049		$(19,874)	$(306,694)

Other Data:
Earnings from continuing operations before interest, taxes, depreciation and amortization (EBITDA) (b)	$43,907	$52,108	$52,630		$53,114	$(108,382)
Heating oil segment’s retail gallons sold	427,168	457,749	567,024		551,612	487,300

(a)	Income (loss) from continuing operations per unit is computed by dividing the limited partners’ interest in income (loss) from continuing operations by the weighted average number of limited partner units outstanding. Net income (loss) per unit is computed by dividing the limited partners’ interest in net income (loss) by the weighted average number of limited partner units outstanding.

EXHIBIT 5

ITEM 9A. CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures.

The General Partner’s principal executive officer and its principal financial officer evaluated the effectiveness of the Partnership’s disclosure controls and procedures as of the end of the period covered by this report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Partnership is accumulated and communicated to the appropriate management, including the principal executive and principal financial officers, on a basis that permits timely decisions regarding required disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that the Partnership’s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Partnership in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)	Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting; as such term in defined in Exchange Act Rules 13a-15(f). Under the supervision of management and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that out internal control over financial reporting was effective as of September 30, 2005.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of September 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c)	Change in Internal Control over Financial Reporting.

No change in the Partnership’s internal control over financial reporting occurred during the Partnership’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the Partnership’s internal control over financial reporting.

(d)	Other.

The General Partner and the Partnership believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been determined.

EXHIBIT 9

(Addition to note 3 Summary of Significant Accounting Policies “Basic and Diluted Net Income (Loss) per Limited Partner unit” page F-10)

….and Junior Subordinated Units outstanding. Each Unit in each of the Partnership’s ownership classes participates in net income (loss) equally.

EXHIBIT 10

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
(in thousands)	2003	2004	2005
Cash flows provided by (used in) operating activities:
Net income (loss)	$212	$(5,863)	$(25,928)
Deduct: (Income) loss from discontinued operations	(19,786)	(20,276)	4,552
(Gain) loss on sales of discontinued operations	—	538	(157,560)
Add: Cumulative effect of change in accounting principles for the adoption of SFAS No. 142 for discontinued operations	3,901	—	—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	35,535	37,313	35,480
Amortization of debt issuance cost	2,038	3,480	2,540
Loss (gain) on redemption of debt	(212)	—	42,082
Loss on derivative instruments, net	306	1,673	2,144
Unit compensation expense (income)	9,001	(4,382)	(2,185)
Provision for losses on accounts receivable	6,601	7,646	9,817
Goodwill impairment charge	—	—	67,000
Gain on sales of fixed assets, net	(52)	(281)	(43)
Changes in operating assets and liabilities net of amounts related to acquisitions:
Increase in receivables	(20,735)	(6,178)	(13,845)
Decrease (increase) in inventories	3,155	(10,067)	(18,248)
Decrease (increase) in other assets	(13,917)	7,627	(7,070)
Increase (decrease) in accounts payable	7,923	5,832	(5,230)
Increase (decrease) in other current and long-term liabilities	1,395	(3,393)	11,579

Net cash provided by (used in) operating activities	15,365	13,669	(54,915)

Cash flows provided by (used in) investing activities:
Capital expenditures	(12,851)	(3,984)	(3,153)
Proceeds from sales of fixed assets	306	1,462	3,398
Cash proceeds from sale of discontinued operations	—	12,495	467,186
Acquisitions	(35,850)	(3,526)	—

Net cash provided by (used in) investing activities	(48,395)	6,447	467,431

Cash flows provided by (used in) financing activities:
Working capital facility borrowings	136,000	128,000	292,200
Working capital facility repayments	(153,000)	(126,000)	(293,638)
Acquisition facility borrowings	50,000	3,000	—
Acquisition facility repayments	(17,000)	(36,000)	—
Proceeds from the issuance of debt	197,333	70,512	—
Repayment of debt	(119,668)	(8,471)	(259,559)
Debt extinguishment costs	—	—	(37,688)
Distributions	(72,592)	(79,819)	—
Proceeds from the issuance of common units, net	34,180	34,996	—
Increase in deferred charges	(7,204)	(6,092)	(8,009)
	(51,588)	(29,293)	(10,700)

Net cash provided by (used in) financing activities	48,049	(19,874)	(306,694)

Cash flows of discontinued operations (revised; see note 3):
Operating activities	41,423	48,076	(1,330)
Investing activities	(52,701)	(18,589)	664
Financing activities	(51,588)	(29,293)	(10,700)

Net cash provided by (used in) discontinued operations	(62,866)	194	(11,366)

Net increase (decrease) in cash	(47,847)	436	94,456
Cash and equivalent at beginning of period	52,103	4,256	4,692

Cash and equivalent at end of period	$4,256	$4,692	$99,148

See accompanying notes to consolidated financial statements.

(addition to note 3 to the financial statements)

Revised consolidated statement of cash flows

The Partnership has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations for each of the fiscal year’s ended September 30, 2003, 2004 and 2005, which were previously reported on a combined basis as a single amount.

EXHIBIT 12

(Addition to note 10 – Long-Term Debt and Bank Facility Borrowings— page F-23 (g))

“…….(as defined in the credit agreement) was only .56 to 1.0” As a result of not maintaining the adequate fixed charge coverage ratio as of September 30, 2005 the Partnership’s subsidiary Petro Holdings, Inc. (“Petro”), is restricted from making any distributions to the Partnership except for, (due to its availability at September 30, 2005), (i) amounts necessary to pay interest on the 10.25% Senior Notes, (ii) amounts necessary to redeem the 10.25% Senior Notes with Net Proceeds, and (iii) up to $10 million to pay overhead expenses at the Partnership level. At September 30, 2005 restricted net assets of Petro totaled approximately $260 million.